UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SIBANYE GOLD LIMITED

(Name of Issuer)

Ordinary Shares (no par value)

(Title of Class of Securities)

S7627H100

(CUSIP Number)

Yin Linsheng

Gold One South Africa (Pty) Ltd.

Postnet Suite 415

Private Bag X75

Bryanston

Gauteng 2021 South Africa

+27 87 255 6900

With a copy to:

Chloe Xu and Angeline Shen

Baiyin International Investment Ltd.

1701, E2 Oriental Plaza,

No.1 East Chang’an Ave,

Beijing, China

100738

+86 10 85181103

May 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One South Africa SPV (RF) (Pty) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 438,349,422

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 438,349,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,349,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.35%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on a total of 2,265,879,337 ordinary shares issued and outstanding as of June 30, 2018 as disclosed in the Issuer’s Operating and Financial Results for the six months ended June 30, 2018.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One South Africa (Pty) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 438,349,422

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 438,349,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,349,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.35%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on a total of 2,265,879,337 ordinary shares issued and outstanding as disclosed in the Issuer’s Operating and Financial Results for the six months ended June 30, 2018.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One North Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 438,349,422

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 438,349,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,349,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.35%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on a total of 2,265,879,337 ordinary shares issued and outstanding as of June 30, 2018 as disclosed in the Issuer’s Operating and Financial Results for the six months ended June 30, 2018.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One Group Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 438,349,422

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 438,349,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,349,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.35%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on a total of 2,265,879,337 ordinary shares issued and outstanding as of June 30, 2018 as disclosed in the Issuer’s Operating and Financial Results for the six months ended June 30, 2018.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin Precious Metals Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 448,891,942 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 448,891,942 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,891,942 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.81%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Includes (i) 438,349,422 ordinary shares held by Gold One South Africa SPV (RF) (Pty) Ltd. (“Gold One South Africa SPV”) (for which this Reporting Person may be deemed a beneficial owner) and (ii) 10,542,520 ordinary shares issuable upon the conversion of 2,635,630 American Depositary Shares (“ADSs”) held by BCX Gold Investment Holdings Limited (“BCX Gold”), a wholly owned subsidiary of this Reporting Person (for which this Reporting Person may be deemed a beneficial owner).

(2)         Percentage calculated based on a total of 2,265,879,337 ordinary shares issued and outstanding as of June 30, 2018 as disclosed in the Issuer’s Operating and Financial Results for the six months ended June 30, 2018.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin Nonferrous Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 448,891,942 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 448,891,942 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,891,942 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.81%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Includes (i) 438,349,422 ordinary shares held by Gold One South Africa SPV (for which this Reporting Person may be deemed a beneficial owner) and (ii) 10,542,520 ordinary shares issuable upon the conversion of 2,635,630 ADSs held by BCX Gold (for which this Reporting Person may be deemed a beneficial owner).

(2)         Percentage calculated based on a total of 2,265,879,337 ordinary shares issued and outstanding as of June 30, 2018 as disclosed in the Issuer’s Operating and Financial Results for the six months ended June 30, 2018.

Introduction

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed to update the Schedule 13D filed on January 9, 2015 (the “Original Schedule 13D”) by Gold One South Africa (Pty) Ltd. (“Gold One South Africa”), as amended by Amendment No. 1 to Schedule 13D filed on February 23, 2015 (“Amendment No. 1).  The Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 is hereinafter referred to as the “Schedule 13D”.

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares (no par value) of the Issuer. The principal executive offices of the Issuer are located at Libanon Business Park, 1 Hospital Street, Libanon, Westonaria, 1780, South Africa.

The Issuer’s ordinary shares are listed on the New York Stock Exchange under the symbol “SBGL.”

Item 2. Identity and Background.

(a) (f)                 This Schedule 13D is being jointly filed pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed below. Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

1)                                     Gold One South Africa SPV, a private company incorporated under the laws of South Africa;

2)                                     Gold One South Africa, a private company incorporated under the laws of South Africa;

3)                                     Gold One North Ltd., a Cyprus private company limited by shares (“Gold One North”);

4)                                     Gold One Group Ltd., an exempted company incorporated in  Cayman Islands with limited liability corporation (“Gold One Group”);

5)                                     Baiyin Precious Metals Investment Ltd., an exempted company incorporated in British Virgin Islands with limited liability (“BPM”); and

6)                                     Baiyin Nonferrous Group Co., Ltd., a public company limited by shares incorporated under the laws of the People’s Republic of China (“Baiyin Nonferrous”).

Gold One South Africa SPV is a wholly-owned subsidiary of Gold One South Africa, which is a wholly-owned subsidiary of Gold One North, which is a wholly-owned subsidiary of Gold One Group, which is controlled by BPM, which is a wholly-owned subsidiary of Baiyin Nonferrous.

(b)                                 The address of the principal business and principal office of each of the Reporting Persons is listed below. Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

1)                                     Gold One South Africa SPV - 2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191,  South Africa

2)                                     Gold One South Africa — 2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191,  South Africa

3)                                     Gold One North — 3 Themistokli Dervi, Julia House, 1066 Nicosia, Cyprus

4)                                     Gold One Group — 190 Elgin Avenue, George Town, Grand Cayman, KY1-9007, Cayman Islands

5)                                     BPM — Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

6)                                     Baiyin Nonferrous — Building 96, Road Youhao, District Baiyin, Baiyin, Gansu

(c)                                  The principal business of Baiyin Nonferrous is mining, ore processing, smelting and refinery, downstream processing, research and development, investment and trading. The principal business of the other Reporting Persons is making equity and related investments.

Information relating to the directors, executive officers, partners and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(d)                                 None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to and in accordance with an internal corporate reorganization (the “Reorganization”), Gold One South Africa acquired from its affiliate, Gold One International Limited, an Australian corporation (“Gold One Australia”), on December 31, 2014, certain assets and liabilities, including 178,004,754 ordinary shares of the Issuer, in exchange for 10,000 consideration shares of Gold One South Africa. No borrowed funds were used by Gold One South Africa in connection with the acquisition of the ordinary shares.

From March 6, 2015 through April 30, 2018, BCX Gold acquired 2,504,723 ADSs of the Issuer in the open market.  No borrowed funds were used by BCX Gold in connection with the acquisition of such ADSs.

From November 23, 2015 through December 4, 2015, Gold One South Africa acquired 2,781,325 ordinary shares of the Issuer in the open market (the “2015 Open Market Purchases”). No borrowed funds were used by Gold One South Africa in connection with the acquisition of such ordinary shares.

On May 27, 2016, Gold One South Africa sold 55,500,000 ordinary shares of the Issuer to Gold One South Africa SPV (formerly known as Newshelf 1361 (Pty) Ltd) in exchange for one consideration share of Gold One South Africa SPV, pursuant to and in accordance with a Sale of Shares Agreement.

On October 11, 2016, Gold One South Africa sold 88,420,837 ordinary shares of the Issuer to Gold One South Africa SPV in exchange for one consideration share of Gold One South Africa SPV, pursuant to and in accordance with a Sale of Shares Agreement.

On November 14, 2016, Gold One South Africa sold 13,350,000 ordinary shares of the Issuer to Gold One South Africa SPV in exchange for one consideration share of Gold One South Africa SPV, pursuant to and in accordance with a Sale of Shares Agreement.

On April 26, 2017, BPM sold 191,571 ADSs of the Issuer in the open market.

On May 23, 2017, Gold One South Africa sold 23,515,242 ordinary shares of the Issuer to Gold One South Africa SPV in exchange for one consideration share of Gold One South Africa SPV, pursuant to and in accordance with a Sale of Shares Agreement.

In a rights offering of the Issuer that closed June 9, 2017 (the “Rights Offering”), Gold One South Africa SPV subscribed for 232,439,244 ordinary shares of the Issuer at a subscription price of R11.28 per share, on the basis of 9 rights offer shares for every 7 existing shares.  The funds used to purchase these ordinary shares were borrowed by Gold One South Africa SPV from Gold One North pursuant to the terms of a Intercompany Loan Agreement, dated May 31, 2017.

On or about October 9, 2017, Gold One South Africa SPV was granted 8,264,506 ordinary shares of the Issuer for no consideration as part of a capitalization issue declared by the Issuer, at the ratio of 2 capitalization issue shares for every 100 ordinary shares of the Issuer held on the record date (October 6, 2017).

On or about April 16, 2018, Gold One South Africa SPV was granted 16,859,593 ordinary shares of the Issuer and BCX Gold was granted 101,369 ADSs of the Issuer for no consideration as part of a capitalization issue declared by the Issuer, at the ratio of 4 capitalization issue shares for every 100 ordinary shares of the Issuer held on the record date (April 13, 2018).

Item 4. Purpose of Transaction.

Gold One South Africa acquired 178,004,754 ordinary shares of the Issuer from Gold One Australia in connection with the Reorganization. The ordinary shares were originally acquired by Gold One Australia pursuant to the terms of a Merger Agreement by and among Gold One Australia, the Issuer and Newshelf 1114 Proprietary Limited, on August 20, 2013, as amended.  Gold One South Africa assumed Gold One Australia’s rights, privileges and obligations under the Merger Agreement as a result of the Reorganization.

From March 6, 2015 through April 30, 2018, BCX Gold acquired 2,504,723 ADSs of the Issuer in the open market.

Gold One South Africa acquired 2,781,325 ordinary shares of the Issuer in the 2015 Open Market Purchases.

On May 27, 2016, Gold One South Africa sold 55,500,000 ordinary shares of the Issuer to Gold One South Africa SPV in exchange for one consideration share of Gold One South Africa SPV, pursuant to and in accordance with a Sale of Shares Agreement.

On October 11, 2016, Gold One South Africa sold 88,420,837 ordinary shares of the Issuer to Gold One South Africa SPV in exchange for one consideration share of Gold One South Africa SPV, pursuant to and in accordance with a Sale of Shares Agreement.

On November 14, 2016, Gold One South Africa sold 13,350,000 ordinary shares of the Issuer to Gold One South Africa SPV  in exchange for one consideration share of Gold One South Africa SPV, pursuant to and in accordance with a Sale of Shares Agreement.

On April 26, 2017, BPM sold 191,571 ADSs of the Issuer in the open market.

On May 23, 2017, Gold One South Africa sold 23,515,242 ordinary shares of the Issuer to Gold One South Africa SPV  in exchange for one consideration share of Gold One South Africa SPV, pursuant to and in accordance with a Sale of Shares Agreement.

Gold One South Africa SPV subscribed for 232,439,244 ordinary shares of the Issuer in the Rights Offering that closed June 9, 2017.

On or about October 9, 2017, Gold One South Africa SPV was granted 8,264,506 ordinary shares of the Issuer for no consideration as part of a capitalization issue declared by the Issuer, at the ratio of 2 capitalization issue shares for every 100 ordinary shares of the Issuer held on the record date (October 6, 2017).

On or about April 16, 2018, Gold One South Africa SPV was granted 16,859,593 ordinary shares of the Issuer and BCX Gold was granted 101,369 ADSs of the Issuer for no consideration as part of a capitalization issue declared by the Issuer, at the ratio of 4 capitalization issue shares for every 100 ordinary shares of the Issuer held on the record date (April 13, 2018).

It is the current intention of the Reporting Persons to acquire additional shares of the Issuer, such that it will have a total equity interest of not less than 20% of the Issuer on a fully diluted basis. The Reporting Persons may acquire such additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, or they may dispose of all or any portion of their holdings in the Issuer’s securities, or change their intention with respect to any or all of the matters referred to in this Item 4.

Further, pursuant to the terms of the Merger Agreement and No. 8 Addendum to the Merger Agreement, the Reporting Persons have the right to nominate two individuals for election by the Issuer’s shareholders as independent directors of the Issuer and have the right to nominate one additional individual for election by the Issuer’s shareholders as an independent director of the Issuer when they hold 20% or more of the outstanding shares of the Issuer. As of the date of this Schedule 13D, the Reporting Persons have not nominated any person for election to the Issuer’s board of directors.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)                                 As of the date of this Schedule 13D, Gold One South Africa SPV, Gold One South Africa, Gold One North and Gold One Group beneficially own an aggregate of 438,349,422 ordinary shares, or 19.35% of the Issuer’s issued and outstanding ordinary shares.  BPM and Baiyin Nonferrous beneficially own an aggregate of 448,891,942 ordinary shares, or 19.81% of the Issuer’s issued and outstanding ordinary shares, which includes (i) 438,349,422 ordinary shares held directly by Gold One South Africa SPV and (ii) 10,542,520 ordinary shares issuable upon conversion of 2,635,630 ADSs held by BCX Gold, a wholly owned subsidiary of BPM.

The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 2,265,879,337 ordinary shares issued and outstanding as of June 30, 2018 as disclosed in the Issuer’s Operating and Financial Results for the six months ended June 30, 2018.

(b)                                 As of the date of this Schedule 13D, Gold One South Africa SPV, Gold One South Africa, Gold One North and Gold One Group are deemed to share voting and dispositive power with respect to the 438,349,422 ordinary shares held directly by Gold One South Africa SPV. BPM and Baiyin Nonferrous are deemed to share voting and dispositive power with respect to 448,891,942 ordinary shares, or 19.81%, which includes (i) the 438,349,422 ordinary shares held directly by Gold One South Africa SPV and (ii) the 10,542,520 ordinary shares issuable upon conversion of 2,635,630 ADSs held by BCX Gold, a wholly owned subsidiary of BPM.

(c)                                  Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, to the knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

(d)                                 Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e)                                  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Pursuant to Rule 13d-i(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

On January 25, 2018, Gold One South Africa SPV (as the “Cedent”) and China Development Bank, Gansu Branch (as the “Cessionary”) entered into a Pledge and Cession Agreement, pursuant to which Gold One South Africa SPV pledged its ordinary shares of the Issuer to China Development Bank, Gansu Branch.

Except as described in the preceding paragraph and in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated by reference into this Item 6, there are no contracts, arrangements, undertakings or relationship (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated October 18, 2018 by the Reporting Persons

Exhibit 2

Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated August 20, 2013, filed as Exhibit 4.16 to the Form 20-F filed by the Issuer on April 30, 2014 and incorporated herein by reference.

Exhibit 3

Addendum No. 1 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated September 26, 2013, filed as Exhibit 4.17 to the Form 20-F filed by the Issuer on April 30, 2014 and incorporated herein by reference.

Exhibit 4

Addendum No. 2 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated February 17, 2014, filed as Exhibit 4.18 to the Form 20-F filed by the Issuer on April 30, 2014 and incorporated herein by reference.

Exhibit 5

Addendum No. 3 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated March 24, 2014, filed as Exhibit 4.19 to the Form 20-F filed by the Issuer on April 30, 2014 and incorporated herein by reference.

Exhibit 6

Addendum No. 4 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated April 30, 2014, filed as Exhibit 5 to Schedule 13D filed by Gold One International Limited on May 22, 2014 and incorporated herein by reference.

Exhibit 7

Addendum No. 5 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated May 6, 2014, filed as Exhibit 6 to Schedule 13D filed by Gold One International Limited on May 22, 2014 and incorporated herein by reference.

Exhibit 8

Addendum No. 6 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated May 15, 2014, filed as Exhibit 7 to Schedule 13D filed by Gold One International Limited on May 22, 2014 and incorporated herein by reference.

Exhibit 9	Addendum No. 7 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated June 13, 2014

Exhibit 10	Addendum No. 8 to the Merger Agreement entered into by and among the Issuer and Gold One South Africa (Pty) Ltd, dated September 4, 2017

Exhibit 11	Sale of Shares Agreement, by and between Gold One South Africa (Pty) Ltd. and Gold One South Africa SPV (RF) (Pty) Ltd. (formerly known as Newshelf 1361 Proprietary Limited), dated May 27, 2016.

Exhibit 12	Sale of Shares Agreement, by and between Gold One South Africa (Pty) Ltd. and Gold One South Africa SPV (RF) (Pty) Ltd. (formerly known as Newshelf 1361 Proprietary Limited), dated October 11, 2016.

Exhibit 13	Sale of Shares Agreement, by and between Gold One South Africa (Pty) Ltd. and Gold One South Africa SPV (RF) (Pty) Ltd. (formerly known as Newshelf 1361 Proprietary Limited), dated November 14, 2016.

Exhibit 14	Sale of Shares Agreement, by and between Gold One South Africa (Pty) Ltd. and Gold One South Africa SPV (RF) (Pty) Ltd. (formerly known as Newshelf 1361 Proprietary Limited), dated May 23, 2017.

Exhibit 15	Intercompany Loan Agreement between Gold One South Africa SPV (RF) Proprietary Limited and Gold One North Limited, dated May 31, 2017

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2018

GOLD ONE SOUTH AFRICA (PTY) LTD.

	By:	/s/ Enos Josef Barnard
		Name:	Enos Josef Barnard
		Title:	Director

GOLD ONE SOUTH AFRICA SPV (RF) (PTY) LTD.

	By:	/s/ Yin Linsheng
		Name:	Yin Linsheng
		Title:	Director

GOLD ONE NORTH LTD.

	By:	/s/ Enos Josef Barnard
		Name:	Enos Josef Barnard
		Title:	Director

GOLD ONE GROUP LTD.

	By:	/s/ Yuan Jiyu
		Name:	Yuan Jiyu
		Title:	Director

BAIYIN PRECIOUS METALS INVESTMENTS LTD.

	By:	/s/ Yuan Jiyu
		Name:	Yuan Jiyu
		Title:	Director

BAIYIN NONFERROUS GROUP CO., LTD.

	By:	/s/ Xie Chunsheng
		Name:	Xie Chunsheng
		Title:	Securities Affairs Representative

Schedule A

Directors, Executive Officers, Partners and Members of the Reporting Persons

GOLD ONE SOUTH AFRICA SPV (RF) (PTY) LTD.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Liu Xi, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Manager of Business development of Gold One Group	PRC
Zhang Yongliang, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Vice President of Technical Services of Gold One Group	PRC
Yin Linsheng, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Finance Manager of Gold One Group	PRC
Enos Josef Barnard, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Senior Manager Finance of Gold One Group	South Africa
Gold One South Africa (Pty) Ltd., member	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Shareholder	South Africa

GOLD ONE SOUTH AFRICA (PTY) LTD.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Liu Xi, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Manager of Business development of Gold One Group	PRC
Enos Josef Barnard, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Senior Manager Finance of Gold One Group	South Africa
Jonathan Georges Hericourt, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Vice President: Operations of Gold One Group Ltd	UK
Zhang Yongliang, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Vice President of Technical Services of Gold One Group	PRC
Gold One North Ltd, member	3 Themistokli Dervi, Julia House, 1066 Nicosia, Cyprus	Shareholder	Cyprus

GOLD ONE NORTH LTD.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Stelios Panayides, director	31 Gladstonos street 1095 Nicosia, Cyprus	PANLAW Secretarial Limited	Cyprus
Maria Koustai, director	31 Gladstonos street 1095 Nicosia, Cyprus	PANLAW Secretarial Limited	Cyprus
Enos Josef Barnard, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Senior Manager Finance of Gold One Group	South Africa
Jonathan Georges Hericourt, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Vice President: Operations of Gold One Group	UK
Gold One Group Ltd, member	190 Elgin Avenue, George Town, Grand Cayman, KY1-9007, Cayman Islands	Shareholder	Cayman Islands

GOLD ONE GROUP LTD.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Guosheng Han, director	9 Suit, 2 Building, 20 Road Shizi Baiyin District Baiyin City Gansu, PRC	Professional Manager at Baiyin Nonferrous Group	PRC
Pengfei Li, director	Chemsunny East Tower Floor 10 Fuxingmennei 28, Xicheng District, Beijing	Professional Manager at China-Africa Gold Investment Holding Co., Limited	PRC
Jiyu Yuan, director	8 Suit, 1 Building, 306 Road Yongfeng Baiyin District, Baiyin City, Gansu, PRC	CEO of Gold One Group Limited.	PRC
Shen Xin, company secretary	1701, Block E2, Oriental Plaza 1 East Chang An Avenue, Dong Cheng District, Beijing China	In-house counsel at Baiyin International Investment Limited	PRC
Baiyin Precious Metals Investments Ltd., member	Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands		BVI
China-Africa Gold Investment Holding Co., Limited, member	3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands		BVI

BAIYIN PRECIOUS METALS INVESTMENTS LTD.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Yuan Jiyu, director	8 Suit, 1 Building, 306 Road Yongfeng Baiyin District, Baiyin City, Gansu, PRC	CEO of Gold One Group Limited.	PRC
Han Guosheng, director	9 Suit, 2 Building, 20 Road Shizi Baiyin District Baiyin City Gansu, PRC	Deputy chief engineer at Baiyin Nonferrous Group	PRC
Yin Linsheng, director	2nd Floor, Block B, Knightsbridge Office Development, 33 Sloane Street, Bryanston, Johannesburg, 2191, South Africa	Finance Manager of Gold One Group	PRC
Baiyin Nonferrous Group Co., Ltd, member	Building 96,Road Youhao, District Baiyin, Baiyin, Gansu, PRC		PRC

BAIYIN NONFERROUS GROUP CO., LTD.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Zhang Jinlin, Director, Chairman of Board	No. 96 Youhao Road Baiyin District Baiyin City, Gansu Province	Chairman of Board of Baiyin Nonferrous Group	PRC
Liu Xin, Director, Vice Chairman of Board	No. 96 Youhao Road Baiyin District Baiyin City, Gansu Province	Vice Chairman of Board of Baiyin Nonferrous Group	PRC
Luo Ning, director	No. 96 Youhao Road Baiyin District Baiyin City, Gansu Province	Director of Baiyin Nonferrous Group	PRC
Xia Guilan, director	No. 96 Youhao Road Baiyin District Baiyin City, Gansu Province	Director of Baiyin Nonferrous Group	PRC
Zhang Jiangxue, director	No. 96 Youhao Road Baiyin District Baiyin City, Gansu Province	Director of Baiyin Nonferrous Group	PRC
Wang Yumei, independent director	Bld. 12, Taiyue Yuan Zhichun Road Beijing	Independent Director of Baiyin Nonferrous Group	PRC
Zhang Chuanfu, independent director	Jingyi Park Zhongnan University Yuelu District Changsha City Hunan Province	Independent Director of Baiyin Nonferrous Group	PRC
Li Zongyi, independent director	No. 573, West Railway Station Road, Chengguan District, Lanzhou City, Gansu Province	Independent Director of Baiyin Nonferrous Group	PRC
Sun Jilu, independent director	No. 314, Unit 3, A8, Dazhongsi Road Haidian District, Beijing	Independent Director of Baiyin Nonferrous Group	PRC
Man Li, independent director	No. 14, Chaoyangmen South Street, Foreign Enterprise Service Company Chaoyang District, Beijing	Independent Director of Baiyin Nonferrous Group	PRC
Cui Shaohua, independent director	Room 601, Unit 3, Building 19, No. 2 Xincun Road Shinan District Qingdao City Shandong Province	Independent Director of Baiyin Nonferrous Group	PRC
Xie Chunsheng, Securities Affaires Representative	No. 96 Youhao Road Baiyin District Baiyin City, Gansu Province	Securities Affaires Representative of Baiyin Nonferrous Group	PRC
Wu Guiyi, CFO	No. 96 Youhao Road Baiyin District Baiyin City, Gansu Province	CFO of Baiyin Nonferrous Group	PRC
Sun Long, Board Secretariat, Deputy General Manager	No. 96 Youhao Road Baiyin District Baiyin City, Gansu Province	Deputy General Manager of Baiyin Nonferrous Group	PRC